FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

        Attached to the Registrant’s Form 6-K for the month of November 2004 and incorporated by reference herein is the Registrant’s immediate report dated November 24, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: November 24, 2004

The Standard Life Assurance Company Chooses BluePhoenix to Deliver Open Solutions with
BluePhoenix™ AppBuilder

—	Product Enables Seamless Integration with Existing and New Applications

—	Scalable Deployment to Distributed Platforms with Support for Open Systems

London, UK and Herzlia, Israel – November 24, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that The Standard Life Assurance Company, one of Europe’s largest life assurance companies, has chosen BluePhoenix Solutions to deliver J2EE and “Open” COBOL replacements covering several key business systems. These applications, used by some 2800 users, remain at the core of Standard Life’s business, providing robust and scalable solutions that address the requirements of their constantly changing customer community. The BluePhoenix™ AppBuilder product today enables an almost seamless transition, helping Standard Life meet new platform and technology demands, allowing them to concentrate on their business needs rather than on costly and burdensome system maintenance.

The ease with which these key applications are redeployed to support both the current platform and the replacement is a testimony to the value provided by the AppBuilder product.  AppBuilder removes all the monotony of platform-specific coding by allowing business analysts and developers to concentrate on the core business rules.  The product enables scalable deployment to a number of distributed platforms with support for open systems, as well as seamless integration with existing and new applications. These significant benefits make AppBuilder a must-have solution for any development innovator.

“For the past 10 years BluePhoenix™ AppBuilder has helped Standard Life address their changing business needs and technology requirements with great success. We look forward to continuing to support Standard Life’s corporate goals for a further 10 years”, said Steve Garry, Regional VP for BluePhoenix Solutions. “Our IT Modernization strategy is based on years of experience in analyzing, building, re-engineering, and regenerating systems and in deploying them to new and evolving technologies and platforms.  Standard Life’s applications are testimony to our ability to deliver tools and services that support the migration of key business systems with efficient and cost effective methodologies.”

About The Standard Life Assurance Company
Standard Life was established in Edinburgh in 1825 with total assets under management of £94.8 billion*.

Standard Life provides its 5 million customers with a broad range of financial products and services. The Company’s goals are to provide policyholders with competitive returns on their policies, while maintaining an adequate level of financial strength to ensure their security, and providing a quality service that meets customers’ needs.
* As of May 2004

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Israel and Australia.

The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945 tcohen@bphx.com